Exhibit 99.1

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2020

IN U.S. DOLLARS

UNAUDITED

INDEX

Page

Condensed Interim Consolidated Balance Sheets	F2 - F3

Condensed Interim Consolidated Statements of Operations	F4

Condensed Interim Consolidated Statements of Comprehensive Income (loss)	F5

Condensed Interim Consolidated Statements of Changes in Equity	F6

Condensed Interim Consolidated Statements of Cash Flows	F7 - F8

Notes to Condensed Interim Consolidated Financial Statements	F9 - F17

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30, 2020	December 31, 2019
	Unaudited	Audited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$447	$339
Restricted bank deposits	175	240
Trade receivables	8,726	10,063
Other accounts receivable and prepaid expenses	1,533	1,273
Inventories	5,972	5,407

Total current assets	16,853	17,322

LONG TERM ASSETS	126	155

PROPERTY AND EQUIPMENT, NET	1,155	1,257

OPERATING LEASE RIGHT-OF-USE ASSETS, NET	1,043	720

OTHER INTANGIBLE ASSETS, NET	50	598

GOODWILL	4,676	5,147

Total assets	$23,903	$25,199

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	June 30, 2020	December 31, 2019
	Unaudited	Audited

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current maturities of long term loans	$1,062	$664
Operating lease liabilities, current	478	551
Trade payables	6,205	6,503
Employees and payroll accruals	812	1,007
Deferred revenues	845	836
Advances net of inventory in progress	56	29
Accrued expenses and other liabilities	240	419

Total current liabilities	9,698	10,009

LONG-TERM LIABILITIES:
Long-term loans, net of current maturities	1,893	2,041
Operating lease liabilities, non-current	654	289
Accrued severance pay	313	303

Total long-term liabilities	2,860	2,633

COMMITMENTS AND CONTINGENT LIABILITIES

EQUITY:
Share capital -
Ordinary shares of NIS 80.00 nominal value: Authorized; 6,000,000 shares at June 30, 2020 and December 31, 2019; Issued and outstanding: 4,318,906 and 4,257,790 shares at JUNE 30, 2020 and December 31, 2019, respectively	80,767	80,482
Additional paid-in capital	1,938	2,063
Accumulated other comprehensive loss	(220)	(233)
Accumulated deficit	(71,140)	(69,755)

Total equity	11,345	12,557

Total liabilities and shareholders’ equity	$23,903	$25,199

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Six months period ended June 30,
	2020	2019
	Unaudited	Unaudited

Revenue	$14,946	$16,549
Cost of revenues	11,718	13,167
Inventory Impairment	671	-

Gross profit	$2,557	$3,382

Operating costs and expenses:
Research and development	21	-
Sales and marketing	1,953	1,899
General and administrative	843	1,158
Impairment of goodwill and intangible assets	988	-

Total operating costs and expenses	3,805	3,057

Operating income (loss)	(1,248)	325
Financial expenses, net	(137)	(129)
Income (loss) before taxes on income	(1,385)	196
Taxes on income	-	20
Net income (loss)	$(1,385)	$176

Basic and diluted net income (loss) per share	$(0.32)	$0.05

Weighted average number of shares used in computing net income (loss) per share:
Basic	4,265,456	3,844,775

Diluted	4,265,456	3,847,442

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

U.S. dollars in thousands, except per share data

	Six months period ended June 30,
	2020	2019
	Unaudited	Unaudited

Net income (loss)	$(1,385)	$176
Cash flow hedging instruments:
Change in unrealized gains and losses	3	96
Gain in respect of derivative instruments designated for cash flow hedge, net of taxes	10	1

Other comprehensive gain	13	97

Comprehensive income (loss)	$(1,372)	$273

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands (except share data)

	Ordinary shares	Share capital and additional paid-in capital	Accumulated other comprehensive loss	Accumulated deficit	Total shareholders’ equity

Balance as of January 1, 2019	3,553,714	$80,686	$(333)	$(68,842)	$11,511

Issuance of Ordinary shares, net	178,881	523	-	-	523
Issuance of Ordinary shares related to securities purchase agreement, net	400,000	945	-	-	945
Exercise of options	125,195	316	-	-	316
Other comprehensive income	-	-	97	-	97
Share-based compensation expense	-	39	-	-	39
Net income	-	-	-	176	176
Balance as of June 30, 2019 (unaudited)	4,257,790	$82,509	$(236)	$(68,666)	$13,607

Balance as of January 1, 2020	4,257,790	$82,545	$(233)	$(69,755)	$12,557
Issuance of ordinary shares, net	7,665	12	-	-	12
Exercise of options	53,451	109	-	-	109
Other comprehensive income	-	-	13	-	13
Share-based compensation expense	-	39	-	-	39
Net loss	-	-	-	(1,385)	(1,385)

Balance as of June 30, 2020 (unaudited)	4,318,906	$82,705	$(220)	$(71,140)	$11,345

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months period ended June 30,
	2020	2019
	Unaudited

Cash flows from operating activities:

Net income (loss)	$(1,385)	$176
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	173	152
Impairment of goodwill and intangible assets	988	-
Capital gain from sale of property and equipment	-	(10)
Currency fluctuation of loans	3	184
Severance pay, net	10	(27)
Share-based compensation expenses	39	39
Decrease (increase) in trade receivables, net	1,337	(321)
Increase in other accounts receivable and other assets	(218)	(792)
Increase in inventories	(538)	(962)
Increase (decrease) in trade payables	(298)	1,421
Increase in operating lease liabilities	(31)	-
Increase (decrease) in employees and payroll accruals, deferred revenues, accrued expenses and other liabilities	(365)	4

Net cash used in operating activities	$(285)	$(136)

Cash flows to investing activities:

Purchase of property and equipment	(40)	(232)
Proceeds from sale of property and equipment	-	10
Acquisition of business (See Supplementary cash flow activities)	-	(1,895)

Net cash used in investing activities	$(40)	$(2,117)

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months period ended June 30,
	2020	2019
	Unaudited
Cash flows from financing activities:

Proceeds from issuance of shares, net	12	558
Proceeds from issuance of shares related to securities purchase agreement, net	-	945
Proceeds from issuance of shares related to options exercised, net	109	316
Proceeds from short and long-term loans	774	708
Repayment of short and long-term loans	(527)	(254)

Net cash provided by financing activities	$368	$2,273

Increase in cash and cash equivalents, and restricted cash	43	20
Cash, cash equivalents and restricted cash at the beginning of the period	579	1,742

Cash, cash equivalents and restricted cash at the end of the period	$622	$1,762

Supplementary cash flow activities:

(1)	Cash paid during the period for:
	Interest	$65	$43

(2)	Non-cash activities:

Prepaid expenses related to issuance of Ordinary shares related to SEDA 2017 (See Note 9)	$-	$(35)

(3)	Acquisitions of Imdecol:

Fair value of Property and equipment, net and inventory acquired at acquisition date:
Property and equipment, net	$-	$91
Inventory	-	380
Intangible assets, Net		953
Loss Contracts		(614)
Goodwill	-	1,085
Net cash used to pay for the Acquisition of Imdecol	$-	$1,895

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1: -	GENERAL

a.	B.O.S. Better Online Solutions Ltd. (“BOS” or “the Company”) is an Israeli corporation.

The Company’s shares are listed on NASDAQ under the ticker BOSC.

b.	The Company has three operating divisions: the Intelligent Robotics division, the RFID division and the Supply Chain Solutions division.

The Company’s wholly-owned subsidiaries include:

1.	BOS-Dimex Ltd., (“BOS-Dimex”), an Israeli company that comprises the RFID segment. BOS-Dimex provides comprehensive turn-key solutions for Automatic Identification and Data Collection (AIDC), combining a mobile infrastructure with software application of manufacturers that we represent. BOS-Dimex also offers on-site inventory count services in the fields of apparel, food, convenience and pharma, asset tagging and counting services for corporate and governmental entities.

2.	BOS-Odem Ltd. (“BOS-Odem”), an Israeli company, is a distributor of electronical components mainly to customers in the aerospace, defense and other industries worldwide and a supply chain service provider for aviation customers that prefer to consolidate their component acquisitions through a supplier that is able to provide a comprehensive solution to their components-supply needs. BOS-Odem is part of the Supply Chain Solutions segment; and

3.	Ruby-Tech Inc., a New York corporation, a wholly-owned subsidiary of BOS-Odem and a part of the Supply Chain Solutions segment.

c.

On March 11, 2020, the World Health Organization declared the COVID-19 outbreak a global pandemic. The outbreak has reached all of the regions in which we do business, and governmental authorities around the world have implemented numerous measures attempting to contain and mitigate the effects of the virus, including travel bans and restrictions, border closings, quarantines, shelter-in-place orders, shutdowns, limitations or closures of non-essential businesses, and social distancing requirements.

The global spread of COVID-19 and actions taken in response have caused and may continue to cause disruptions and/or delays in our supply chain, shipments, and caused significant economic and business disruption to our customers and vendors.

The extent of the impact of COVID-19 on our business and results of operations will depend on future developments, which are highly uncertain, including the duration and severity of the outbreak, the effects of subsequent waves of COVID-19, the ability to maintain our supply chain and restrictions on our business and personnel that may be imposed by governmental rules and regulations implemented to contain or treat COVID-19.

Management is monitoring and assessing the impact of the COVID-19 pandemic daily, including recommendations and orders issued by government and public health authorities

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: -	SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies applied in the financial statements of the Company as of December 31, 2019, were applied consistently in these financial statements, except for the effect of adoption of new accounting standards updates as described below:

A.	Recently issued accounting pronouncements

Accounting Standards Update 2016-13, “Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”

Commencing January 1, 2020, the Company adopted ASC Update 2016-13, “Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.”

ASC Update 2016-13 revised the criteria for the measurement, recognition, and reporting of credit losses on financial instruments to be recognized when expected. This update is effective for fiscal years beginning after December 15, 2019, including the interim periods within those years, with early adoption permitted for fiscal years beginning after December 15, 2018, including interim periods within those years.

The adoption of ASU 2016-13 did not have a significant impact on the Company’s consolidated financial statements.

Accounting Standards Update 2017-04 “Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment”

Commencing January 1, 2020, the Company adopted ASC Update 2017-4, “Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment.”

To simplify the subsequent measurement of goodwill, the amendments eliminate Step 2 from the goodwill impairment test. The annual, or interim, goodwill impairment test is performed by comparing the fair value of a reporting unit with its carrying amount. An impairment charge should be recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. In addition, income tax effects from any tax deductible goodwill on the carrying amount of the reporting unit should be considered when measuring the goodwill impairment loss, if applicable.

The amendments also eliminate the requirements for any reporting unit with a zero or negative carrying amount to perform a qualitative assessment and, if it fails that qualitative test, to perform Step 2 of the goodwill impairment test. An entity still has the option to perform the qualitative assessment for a reporting unit to determine if the quantitative impairment test is necessary.

The amendments were applied on a prospective basis. The nature of and reason for the change in accounting principle should be disclosed upon transition.

The adoption of ASU 2017-4 did not have a significant impact on the company’s consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: -	SIGNIFICANT ACCOUNTING POLICIES – Cont.

B.	Use of estimates in the preparation of financial statements

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the dates of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. As applicable to these consolidated financial statements, the most significant estimates and assumptions relate to the following:

●	Inventory valuation

●	Impairment of long-lived assets and intangible assets subject to amortization

●	Fair value of goodwill

●	Revenue recognition.

C.	Income (loss) per share

The Company computes net loss per share in accordance with ASC 260, “Earnings per share”. Basic loss per share is computed by dividing net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period, net of the weighted average number of treasury shares (if any).

Diluted loss per ordinary share is computed similar to basic loss per share, except that the denominator is increased to include the number of additional potential shares of ordinary shares that would have been outstanding if the potential ordinary shares had been issued and if the additional ordinary shares were dilutive. Potential ordinary shares are excluded from the computation for a period in which a net loss is reported or if their effect is anti-dilutive.

An amount of 574,889 and 318,748 weighted average outstanding stock options and stock warrants have been excluded from the calculation of the diluted net loss per share for the period of six months ended June 30, 2020 and 2019, respectively, because the effect of the ordinary shares issuable as a result of the exercise or conversion of these instruments was determined to be anti-dilutive.

D.	Reclassified amounts

Certain prior year amounts have been reclassified for consistency with the current year presentation. These reclassifications did not have material effect on the reported results of operations, shareholder’s equity or cash flows.

NOTE 3: -	UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

These unaudited condensed interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States for interim financial information. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles in the United States for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of the Company’s financial position as of June 30, 2020 have been included. Operating results for the six-month period ended June 30, 2020 are not necessarily indicative of the results that may be expected for the year ended December 31, 2020, or any other interim period in the future.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3: -	UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS- Cont.

The consolidated balance sheet at December 31, 2019 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles in the United States for complete financial statements.

The unaudited interim financial statements should be read in conjunction with the Company’s annual financial statements and accompanying notes as of December 31, 2019 included in the Company’s Annual Report on Form 20-F, filed with the Securities Exchange Commission on March 31, 2020.

NOTE 4: -	INVENTORIES

	June 30, 2020	December 31, 2019

Raw materials	$169	$120
Inventory in progress	2,677	1,285
Finished goods	4,846	4,906
Net – advances from customers	(1,049)	(904)
Inventory Impairment	(671)	-

	$5,972	$5,407

NOTE 5: -	FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company uses derivative instruments primarily to manage exposure to foreign currency exchange rates. The Company’s primary objective in holding derivatives is to reduce the volatility of earnings and cash flows due to changes in foreign currency exchange rates related to forecasted monthly payroll payments of employees, which are paid in NIS.

Gains on designated derivatives reclassified from OCI into Consolidated Statement of Operations for the periods ended:

	Six months period ended June 30,
	2020	2019
	Unaudited
Line Item in Statement of Operations
Derivatives designated as cash flow hedging instruments:
Cost of revenues	$(6)	$-
Sales and marketing	(3)	(1)
General and administrative	(1)	-
Total loss	$(10)	$(1)

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 5: -	FAIR VALUE OF FINANCIAL INSTRUMENTS – Cont.

The following table presents the assets and liabilities measured at fair value on a recurring basis as of June 30, 2020 and 2019:

	June 30, 2020
	Fair Value	Level 1	Level 2	Level 3
	Unaudited
Description
Derivative assets	$26	-	$26	-

	$26	-	$26	-

	June 30, 2019
	Fair Value	Level 1	Level 2	Level 3
	Unaudited
Description
Derivative liabilities	$10	-	$10	-

	$10	-	$10	-

NOTE 6: -	GOODWILL AND OTHER INTANGIBLE ASSETS, NET

A.	Other Intangible Assets:

	June 30, 2020	December 31, 2019	Weighted average amortization period

Cost:
Brand name	946	946	4.1
Customer list	2,450	2,450	2.5
Software	111	111	3
Customer relationship	728	728	7
Backlog	90	90

	4,325	4,325
Accumulated amortization and impairments:
Brand name	946	946
Customer list	2,450	2,450
Software	111	111
Customer relationship	678	130
Backlog	90	90

	4,275	3,727

Amortized cost	$50	$598

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 6: -	GOODWILL AND OTHER INTANGIBLE ASSETS, NET – Cont.

A.	Other Intangible Assets:

Amortization expenses amounted to $32 and $79 for the six months ended June 30, 2020, and for the year ended December 31, 2019, respectively.

In addition, during the six month period ended June 30, 2020 the Company recognized an impairment in an amount of $517 with respect to customer relationship of the Intelligent Robotics reporting unit.

B.	The changes in the carrying amount of goodwill for the period ended June 30, 2020 are as follows:

Goodwill
Balance as of December 31,2019	5,147
Changes during 2020 :
Impairment of Goodwill	(471)
Balance as of June 30,2020	$4,676

During the six months ended June 30, 2020, the Company recorded an Impairment of Goodwill related to the Intelligent Robotics reporting unit, in the amount of $471.

NOTE 7: -	LEASES

We have entered into several non-cancellable operating lease agreements for our offices and vehicles. Our leases have original lease periods expiring between 2020 and 2026. Payments due under such lease contracts include primarily fix payments. We assume renewals in our determination of the lease term. Our lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The components of lease costs, lease term and discount rate are as follows:

Six Months Ended
June 30, 2020
(unaudited)
Operating lease cost:
Vehicles	173
Facilities rent	176
319
Remaining Lease Term
Vehicles	0.01-2.67 years
Facilities rent	0.83-6.26 years

Weighted Average Discount Rate
Vehicles	3.36%
Facilities rent	3.36%

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7: -	LEASES – Cont.

The following is a schedule, by years, of maturities of operating lease liabilities as of June 30, 2020:

June 30, 2020
(unaudited)
Period:
The remainder of 2020	282
2021	355
2022	203
2023	116
2024	104
2025	94
2026	39
Total operating lease payments	1,193
Less: imputed interest	61
Present value of lease liabilities	1,132

NOTE 8: -	SEGMENTS AND GEOGRAPHICAL INFORMATION

Until December 31, 2019, the Company presented two reportable segments consisting of the Intelligent Robotics and RFID Division segment and the Supply Chain Solutions segment. Commencing January 1, 2020 the Company decided to review its business operations in three reportable segments, consisting of the RFID segment, Supply Chain Solutions segment and the Intelligent Robotics segment. Previous presentation was adjusted to conform to the current presentation.

The Company’s management makes financial decisions and allocates resources, based on the information it receives from its internal management system. The Company allocates resources and assesses performance for each operating segment using information about revenues and gross profit. The Company applies ASC 280, Segment Reporting.

a.	Information about the operating segments for the six months ended June 30, 2020 and 2019 were as follows:

	RFID	Supply Chain Solutions	Intelligent Robotics	Consolidated

Six months ended June 30, 2020:

Revenues	$5,669	$8,976	$301	$14,946

Inventory Impairment	$-	$-	$(671)	$(671)

Gross profit	$1,474	$1,869	$(786)	$2,557

Impairment of Goodwill and intangible assets	$-	$-	$(988)	$(988)

Operating Income (loss)	$354	$613	$(2,215)	$(1,248)

Balance of Goodwill and other intangible assets related to segment	$4,726	$-	$-	$4,726

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8: -	SEGMENTS AND GEOGRAPHICAL INFORMATION – Cont.

	RFID	Supply Chain Solutions	Intelligent Robotics	Consolidated
Six months ended June 30, 2019:

Revenues	$6,697	$9,616	$236	$16,549

Gross profit	$1,338	$1,978	$66	$3,382

Operating Income (Loss)	$(284)	$568	$41	$325

Balance of Goodwill and other intangible assets related to segment	$4,746	$-	$1,416	$6,162

b.	The following presents total revenues for the six months ended June 30, 2020 and 2019 based on the location of customers:

	June 30,
	2020	2019
	Unaudited

Israel	$11,086	$11,081
Far East	1,679	3,074
India	1,392	1,494
Europe	323	479
United States	466	421

	$14,946	$16,549

NOTE 9: -	SHAREHOLDERS’ EQUITY

a.	Issuance of Ordinary Shares in connection with Standby Equity Distribution Agreements:

On May 8, 2017 the Company entered into a Standby Equity Distribution Agreement (“SEDA”), with YA II PN Ltd. (“YA”), for the sale of up to $2,000 of its Ordinary Shares to YA during a four-year period for the 2017 SEDA, beginning on March 1, 2018 the date on which the Securities and Exchange Commission first declares effective a registration statement registering the resale of the Company’s Ordinary Shares by YA. For each Ordinary Share purchased under the SEDA, YA will pay 93% of the lowest daily VWAP (as defined below) of the Ordinary Shares during the three consecutive trading days, following the date of an advance notice from the Company (provided such VWAP is greater than or equal to 90% of the last closing price of the Ordinary Shares at the time of delivery of the advance notice). Notwithstanding the forgoing, the notice shall not exceed $500. “VWAP” is defined as of any date, to be such date’s daily dollar volume-weighted average price of the Ordinary Shares as reported by Bloomberg, LP.  The Company may terminate the SEDA at any time upon prior notice to YA, as long as there are no advance notices outstanding and the Company has paid to YA all amounts then due.

In connection with the SEDA, the Company issued 67,307 ordinary shares to YA as a commitment fee. The commitment fee is recorded as prepaid expenses according to the consumption of the SEDA. As of June 30, 2020, the balance of those prepaid expenses was $77.

On March 2019, the Company issued to YA 158,023 Ordinary Shares, for a total amount of $461.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9: -	SHAREHOLDERS’ EQUITY-Cont.

b.	On June 2020, a total of 53,451 options were exercised for the amount of $109.

c.	On March 31, 2020 the Company issued 7,665 Ordinary Shares (equivalent to $12) to an officer of the Company as a Bonus, which was approved by the Board of Directors and shareholders.

d.	On February 19, 2020, the Company, through its wholly owned subsidiary, Ruby Tech Inc. entered into an agreement for a loan from YA in the principal amount of $600,000. The loan bears interest at a rate of 8% per annum, and is guaranteed by the Company and its subsidiary. The loan will be repaid in 12 monthly installments of principal and interest. The loan balance as of June 30, 2020 was $400,000.

The Company issued to YA warrants to purchase up to 100,000 ordinary shares of the Company at an exercise price of $3.00 per ordinary share. If following six months from the issuance of the warrants the shares underlying the warrants are not subject to an effective registration statement, the warrants may be exercised on a cashless basis. The warrants shall be exercisable for a period of two years from issuance. The Company paid to YA a commitment fee of $15,000.

e.	During the six month ended June 30, 2020, no options were granted.

f.	On May 16, 2019 the Company entered into and closed a Securities Purchase Agreement with several Investors for the sale of 400,000 Ordinary Shares at a price of $2.50 per share, resulting in gross proceeds of $1 million and $59 issuance expenses. In addition, the Company issued to the investors 240,000 warrants with an exercise price of $3.30 per Ordinary Share. The warrants bare exercisable for 3.5 years and are subject to a three-year vesting period as follows: one third of the warrants shall vest annually (upon the lapse of 12 months, 24 months and 36 months from issuance), provided that on the applicable vesting date the investor did not sell any of the Ordinary Shares purchased in the private placement. Vesting of all of the warrants shall be accelerated in the event that any one or more shareholders acting together acquire a block of 40% of the Company’s issued and outstanding share capital.

g.	On February 25, 2019 the Company issued 20,858 Ordinary Shares (equivalent to $62) to officers of the Company as bonus payments, which were approved by the Board of Directors and shareholders.

h.	From February 19, 2019 until March 15, 2019, a total of 125,195 options were exercised for the amount of $316.